MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada

|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX RECEIVES APPROVAL TO INITIATE MX-3253 PHASE IIb

COMBINATION STUDY IN HCV NON-RESPONDERS

Vancouver, BC, CANADA & San Diego, CA, USA - August 11, 2005- MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, has received a Notice of Authorization from Health Canada for a clinical trial application (CTA) to begin a Phase IIb combination study of MX-3253 (celgosivir), a compound in development for the treatment of chronic hepatitis C virus (HCV) infections.  Enrollment in the study is expected to commence in the next few weeks with results expected around mid-year calendar 2006.

"This is an important step in the development of celgosivir", stated Jim DeMesa, MD, President and CEO of MIGENIX.  "Our recent agreement with Schering-Plough, the strong preclinical synergy of celgosivir with interferon-alpha plus ribavirin, and the participation of many of the same investigators from our Phase IIa trial - combined with this regulatory approval - give us great encouragement for success in this Phase IIb trial".

About MX-3253 and the Phase IIb Combination Study

MX-3253 (celgosivir) is an alpha-glucosidase I inhibitor and is currently the only oral anti-HCV drug in development that acts through host-directed glycosylation.  In preclinical studies, celgosivir has demonstrated strong synergy with interferon-alpha plus ribavirin and has the potential to be included as part of a combination therapeutic approach to improve efficacy. Celgosivir is currently being evaluated in a Phase IIa monotherapy study in treatment-naive and interferon-intolerant genotype I HCV patients with results of the study expected before the end of the third quarter of calendar 2005.

The Phase IIb combination study of MX-3253 is a randomized, multi-center, active-controlled, 12 week evaluation of MX-3253 in three treatment arms of up to 20 chronic HCV patients each: celgosivir plus peginterferon alfa-2b plus ribavirin (3-way combination); celgosivir plus peginterferon alfa-2b (2-way combination); and placebo plus peginterferon alfa-2b plus ribavirin (control).  An agreement was completed in July with Schering-Plough for (a) the supply of PEGETRONTM (peginterferon alfa-2b powder for solution plus ribavirin 200 mg capsules) and (b) certain technical and laboratory support and other services for the study.

Patients for the Phase IIb study will be selected based on having genotype 1 chronic HCV and having failed to respond to pegylated alpha interferon plus ribavirin therapy (non-responders).  Today, there are very limited treatment options for the 40% to 50% of hepatitis C patients who have failed treatment with the current standard of care, pegylated interferon plus ribavirin. Among this patient population, approximately 10% respond to retreatment with pegylated interferon plus ribavirin. Patients who respond to therapy during the Phase IIb trial will have the option to continue on treatment for up to 48 weeks. The study will measure viral load at various time points, as well as a number of safety parameters.

MIGENIX Inc. - NEWS RELEASE - August 11, 2005                                                                                                                              Page 2 of 4

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic HCV infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I) and the treatment of acne (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

 "Jim DeMesa"

James M. DeMesa, M.D., President & CEO

CONTACTS

Jonathan Burke MIGENIX Inc. Tel: (604) 221-9666 Extension 241 jburke@migenix.com	Gino de Jesus or Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

Forward-looking Statements

Certain statements in this new release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to statements concerning: expecting results of the MX-3253 Phase IIa monotherapy study before the end of the third quarter of calendar 2005 and having results from the MX-3253 Phase IIb combination study around mid-year calendar 2006. These statements are only predictions and actual events or results may differ materially from those reflected in the forward-looking statements. Factors that could cause actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: uncertainties related to early stage of technology and product development; government regulation; dependence on corporate collaborations; management of growth; dependence on key personnel; dependence on proprietary technology and uncertainty of patent protection; intense competition; and manufacturing and market uncertainties. Certain of these factors and other factors are described in detail in the Company's Final Prospectus, Annual Information Form and Annual Report on Form 20-F, news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada

|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Announces Initiation of MX-226 Phase III Clinical Study

Vancouver, BC, CANADA & San Diego, CA, USA – August 30, 2005 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, today announced the initiation of United States enrollment in a multi-national Phase III clinical study with MX-226 (also known as CPI-226), a compound in development for the prevention of catheter-related infections. The United States portion of the study is being conducted under a Special Protocol Assessment (“SPA”) reached between the U.S. Food and Drug Administration (“FDA”) and the Company’s development and commercialization partner for the North American and European markets, Cadence Pharmaceuticals, Inc. (“Cadence”).

“The start of this confirmatory Phase III clinical trial represents a significant event in the history of our company”, stated Jim DeMesa, M.D., President and CEO of MIGENIX.  “The previous statistically significant Phase III results and the SPA agreement with the FDA give us high confidence in achieving the endpoints in this second Phase III trial and advancing successfully through the regulatory approval process”.

About MX-226 (CPI-226) and the Catheter Infection Market

MX-226 (omiganan pentahydrochloride 1% gel) is a novel, topical antibiotic designed to kill organisms around catheter sites that can cause infection. It is anticipated that MX-226 will be used to prevent infections related to central venous catheters (CVC) and other percutaneous medical devices, including dialysis catheters, and peripherally inserted central catheters (PICC). MX-226 is applied on the skin around the insertion site of catheters prior to the first application of a catheter dressing as well as with subsequent dressing changes which take place every few days for the duration of catheterization.

In 2003, unit sales of CVC, PICC and hemodialysis catheters in the U.S. were estimated to be 10.6 million units (globally 21.6 million units). This is projected to reach 14.7 million units in the US (globally 31.4 million units) in 2007. With an estimated average of 3-4 dressing changes per catheter, this provides up to approximately 58 million potential applications annually for MX-226 in the US and over 120 million potential applications globally by the time the product is launched.

About the Phase III Trial

The confirmatory second Phase III trial is a multi-national, randomized, Evaluation Committee-blinded study to evaluate the effectiveness of MX-226 vs. 10% povidone-iodine for the prevention of catheter-related infections in approximately 1,250 hospitalized patients with central venous catheters. The primary efficacy endpoint of the study will be the incidence of local catheter site infections. Other secondary objectives of this study include assessing the effectiveness of MX-226 on the prevention of catheter colonization and gathering additional safety data on MX-226. In the first MX-226 Phase III study with over 1,400 patents, high statistical significance was achieved in reducing local catheter site infections (p=0.004; 49% reduction) and catheter colonization (p=0.002; 21% reduction) compared to the standard of care, povidone-iodine.

Development and Collaboration Agreement with Cadence

In July 2004, MIGENIX licensed to Cadence certain rights to MX-226 (known as CPI-226 at Cadence) for the North American and European markets in a deal totaling US$32 million before a double-digit royalty on net sales. Additionally, Cadence is responsible for manufacturing and the clinical, regulatory, and commercialization costs related to MX-226. MIGENIX and Cadence have formed a Joint Development Management Committee to oversee the development of MX-226. Cadence is a San Diego-based specialty pharmaceutical company focused on the development and commercialization of therapeutics utilized primarily in the hospital setting. Cadence is backed by a syndicate of leading healthcare-focused venture capital firms, including Domain Associates, ProQuest Investments, Windamere Venture Partners and CDIB Bioscience.

MIGENIX Inc. – NEWS RELEASE – August 30, 2005                                                                                                                             Page 4 of 4

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company’s clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative disease (Phase I) and the treatment of acne (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Jonathan Burke MIGENIX Inc. Tel: (604) 221-9666 Extension 241 jburke@migenix.com	Gino de Jesus or Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to: achieving the endpoints in the second MX-226 phase III study and advancing successfully through the regulatory process; and up to approximately 58 million potential applications annually for MX-226 in the US and over 120 million potential applications globally by the time MX-226 could be launched. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: government regulation; dependence on corporate collaborations; related to early stage of technology and product development; future capital needs; uncertainty of future funding; uncertainties management of growth; dependence on key personnel; dependence on proprietary technology and uncertainty of patent protection; intense competition; and manufacturing and market uncertainties. These and other factors are described in detail in the Company’s Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.